UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. ___)*

Ambit Biosciences Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

02318X100

(CUSIP Number)

Tony Rautava
(604) 895-7255
GrowthWorks Capital Ltd.
2600 – 1055 W. Georgia St.
Vancouver, B.C., Canada V6E 3R5

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 02318X100	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS. GrowthWorks Canadian Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 02318X100	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS. GrowthWorks Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 02318X100	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS. GrowthWorks WV Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 02318X100	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS. Joseph Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02318X100	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS. Timothy Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02318X100	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS. David Levi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02318X100	13D	Page 8 of 16 Pages

Schedule 13D

Item 1.   Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”), of Ambit Biosciences Corporation (the “Issuer”), having its principal executive office at 11080 Roselle St., San Diego, CA 92121.

Item 2.   Identity and Background.

(a)           This statement is being filed by: GrowthWorks Canadian Fund Ltd. (“GrowthWorks Canadian Fund”), GrowthWorks Capital Ltd. (“GrowthWorks Capital”), GrowthWorks WV Management Ltd. (“GrowthWorks WV” and together with GrowthWorks Canadian Fund and GrowthWorks Capital, collectively, “GrowthWorks”), Joseph Regan, Timothy Lee and David Levi (collectively, the “Reporting Officers” and together with GrowthWorks, the “Reporting Persons”).

(b) – (c)  The address of the principal business office of GrowthWorks Canadian Fund is Suite 2200 Exchange Tower, 130 King Street West, PO Box 422, Toronto, Ontario M5X 1E3.  The address of the principal business office of each of GrowthWorks Capital and GrowthWorks WV is 2600 – 1055 W. Georgia St., Vancouver, B.C., Canada V6E 3R5.  The principal business of each of GrowthWorks Capital, GrowthWorks Canadian Fund and GrowthWorks WV is to make and manage investments.  The name, place of residence, present principal occupation or employment and citizenship of each director and executive officer (including the Reporting Officers) of GrowthWorks Canadian Fund, GrowthWorks Capital and GrowthWorks WV are set forth in Schedule A, attached hereto and incorporated by reference.

(d)           During the five years prior to the date hereof, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the five years prior to the date hereof, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of GrowthWorks Canadian Fund, GrowthWorks Capital and GrowthWorks WV is a corporation organized under the laws of Canada.  Each of the Reporting Officers is a Canadian citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

As of the date hereof, GrowthWorks Canadian Fund is the record owner of 1,067,053 shares of Common Stock of the Issuer (the “Shares”), 101 warrants to purchase Common Stock of the Issuer, and 64,604 warrants to purchase preferred stock of the Issuer (the “Warrants” and together with the Shares, the “Record Shares”).

In October 2012, GrowthWorks Canadian Fund purchased 2,247,223 Class E shares of Ambit Biosciences (Canada) Corporation (“Ambit Canada”) upon the automatic conversion of convertible promissory notes in the aggregate principal amount of $1,517,174 plus accrued interest.  In January 2013, GrowthWorks Canadian Fund purchased an additional 3,916,693 Class E shares of Ambit Canada for aggregate consideration of $2,741,685 of working capital.  GrowthWorks Canadian Fund also held Class

CUSIP No. 02318X100	13D	Page 9 of 16 Pages

C, Series D and Series D-2 shares in Ambit Canada, and warrants to purchase shares of Ambit Canada (each acquired from time to time with working capital or upon the conversion of outstanding debt), and GrowthWorks Canadian Fund held a contractual right to exchange its holdings in Ambit Canada into cash or preferred shares of the Issuer.

On May 21, 2013, the Issuer completed its initial public offering (“IPO”).  Concurrent with the IPO, GrowthWorks Canadian Fund acquired 342,710 shares of common stock of the Issuer pursuant to a private placement sale (the “Private Placement”) at a price of $8.00 per share (the same price as the IPO price per share) out of GrowthWorks Canadian Fund’s funds on hand.  In addition, all of GrowthWorks Canadian Fund’s prior holdings were converted into shares of common stock of the issuer (724,343 of the Shares noted above, 256,829 of which were attributable to the aggregate Class E shares acquired in October 2012 and January 2013) and the Warrants (the “Conversion”).

Also on May 21, 2013, Joseph Regan, a director of the Issuer and an individual affiliated with GrowthWorks Canadian Fund, was granted 7,085 stock options, which options are held for the benefit of GrowthWorks Canadian Fund (the “Options”).  The Options have not been included in the calculation of the Record Shares, as they are not exercisable within the next sixty days.

Item 4.   Purpose of Transaction.  The Reporting Persons acquired the Shares for the purpose of investment.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.

(a)–(j)    Not applicable.

Item 5.   Interest in Securities of the Issuer.

(a)
GrowthWorks Canadian Fund is the record owner of the Record Shares.  As the investment manager of GrowthWorks Canadian Fund, GrowthWorks Capital may be deemed to beneficially own the Record Shares.  As the manager of GrowthWorks Canadian Fund, GrowthWorks WV may be deemed to beneficially own the Record Shares.  As Vice President, Investments, of GrowthWorks WV and GrowthWorks Capital, Joseph Regan may be deemed to beneficially own the Record Shares.  As Chief Investment Officer of GrowthWorks WV and GrowthWorks Capital, Timothy Lee may be deemed to beneficially own the Record Shares.  As President, Chief Executive Officer and director of GrowthWorks Canadian Fund, and President and director of GrowthWorks WV and GrowthWorks Capital, David Levi may be deemed to beneficially own the Record Shares.  Each of the Reporting Persons expressly disclaims beneficial ownership of the Record Shares, except any shares held directly of record or any shares in which they have an actual pecuniary interest.  Other than the Options, to the knowledge of the Reporting Persons, none of the individuals listed on Schedule A owns any shares of Common Stock of the Issuer.

The Record Shares represent 6.4% of the Common Stock of the Issuer, which percentage is calculated based upon 17,712,558 shares of Common Stock reported to be outstanding in the Issuer’s Prospectus filed with the Securities and Exchange Commission on May 15, 2013.

(b)	Number of shares as to which such person has:

(i)         Sole power to vote or to direct the vote:  See line 7 of the cover sheets.

(ii)        Shared power to vote or to direct the vote:  See line 8 of the cover sheets.

CUSIP No. 02318X100	13D	Page 10 of 16 Pages

(iii)       Sole power to dispose or to direct the disposition:  See line 9 of the cover sheets.

(iv)        Shared power to dispose or to direct the disposition:  See line 10 of the cover sheets.

(c)	Other than as a result of the grant of the Options to Mr. Regan, the Private Placement and the Conversion, not applicable.

(d)
GrowthWorks Canadian Fund is party to an agreement to pay to one of its lenders a participating interest based upon the proceeds of disposition realized on a sale of the Issuer’s securities, calculated in accordance with the terms of that agreement.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On May 31, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Registered Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described in this Schedule 13D or as set forth in the Exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangement, understandings or relationships among the persons named in Item 2 or set forth in Schedule A and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

   99.1                      Joint Filing Agreement

CUSIP No. 02318X100	13D	Page 11 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2013

GROWTHWORKS CANADIAN FUND LTD. by its manager, GrowthWorks WV Management Ltd. By: /s/ Joseph Regan Name: Joseph Regan Title: Vice President, Investments
GROWTHWORKS CAPITAL LTD. By: /s/ Timothy Lee Name: Timothy Lee Title: Chief Investment Officer
GROWTHWORKS WV MANAGEMENT LTD. By: /s/ Timothy Lee Name: Timothy Lee Title: Chief Investment Officer
/s/ Joseph Regan Joseph Regan
/s/ Timothy Lee Timothy Lee
/s/ David Levi David Levi

CUSIP No. 02318X100	13D	Page 12 of 16 Pages

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Ambit Biosciences Corporation.

Dated:  May 31, 2013

GROWTHWORKS CANADIAN FUND LTD. by its manager, GrowthWorks WV Management Ltd. By: /s/ Joseph Regan Name: Joseph Regan Title: Vice President, Investments
GROWTHWORKS CAPITAL LTD. By: /s/ Timothy Lee Name: Timothy Lee Title: Chief Investment Officer
GROWTHWORKS WV MANAGEMENT LTD. By: /s/ Timothy Lee Name: Timothy Lee Title: Chief Investment Officer
/s/ Joseph Regan Joseph Regan
/s/ Timothy Lee Timothy Lee
/s/ David Levi David Levi

CUSIP No. 02318X100	13D	Page 13 of 16 Pages

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Brian P. Lenihan, Elizabeth S. Davenny and Tony Rautava, and any one of them acting singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign for the undersigned and in the undersigned’s name, place and stead, in any and all capacities (until revoked in writing), any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a managing member or general partner of any partnership, as the case may be, pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as the undersigned might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of May 31, 2013.

Signature:	/s/ Joseph Regan
Name:	Joseph Regan

Signature:	/s/ Timothy Lee
Name:	Timothy Lee

Signature:	/s/ David Levi
Name:	David Levi

CUSIP No. 02318X100	13D	Page 14 of 16 Pages

Schedule A

Directors and Officers of both GrowthWorks Capital and GrowthWorks WV

Name & Place of Residence	Office	Principal Occupation	Citizenship
David Balsdon Mississauga, ON	Chief Operating Officer, Chief Compliance Officer and Director	Chief Operating Officer for Matrix and Chief Operating Officer, Chief Compliance Officer at GrowthWorks Capital Ltd.	Canadian
Pat Brady Vancouver, BC	Vice-President, Investments	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Jim Charlton Saltspring Island, BC	Senior Vice-President, Investments, British Columbia	Senior Vice-President, Investments, British Columbia of GrowthWorks Capital Ltd.	Canadian
Carol Crow N. Vancouver, BC	Vice-President, Human Resources	Vice-President, Human Resources of GrowthWorks Capital Ltd.	Canadian
Rolf Dekleer Vancouver, BC	Vice-President, Investments	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Thomas J. Hayes Halifax, NS	Vice-President, Atlantic Canada	President, Growth Works Atlantic Ltd.	Canadian
Wan Kim Toronto, ON	Senior Vice-President, National Sales and Marketing	Senior Vice-President, National Sales and Marketing for Matrix and GrowthWorks Capital Ltd.	Canadian
Timothy Lee Mississauga, ON	Chief Investment Officer, Venture Capital	Chief Investment Officer, Venture Capital of GrowthWorks Capital Ltd.	Canadian
David Levi Vancouver, ON	Director and President	President, CEO and Director of Matrix and GrowthWorks	Canadian
Clint Matthews Coquitlam, BC	Chief Financial Officer, Vice-President, Finance and Director	Chief Financial Officer Matrix and Chief Financial Officer and Vice-President, Finance of GrowthWorks Capital Ltd.	Canadian
Joseph Regan Mississauga, ON	Vice-President, Investments	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian
Joseph Timlin N. Vancouver, BC	Vice-President, Investments	Vice-President, Investments of GrowthWorks Capital Ltd.	Canadian

CUSIP No. 02318X100	13D	Page 15 of 16 Pages

Schedule A (continued)

Directors and Officers of GrowthWorks Canadian Fund

Name & Place of Residence	Office	Principal Occupation	Citizenship
Dermot A. Cain Colliers, NL	Director of GrowthWorks Canadian Fund	Canadian Director (retired), International Union of Operating Engineers (labour union)	Canadian
André Chartrand Terrebonne, QC	Director of GrowthWorks Canadian Fund	International Vice-President for Eastern Canada (retired), Heat & Frost Insulators and Asbestos Workers (labour union)	Canadian
John E. Cole Keswick, NB	Director of GrowthWorks Canadian Fund	International Executive Council Member (retired), International Brotherhood of Electrical Workers (labour union)	Canadian
Peter S. Crombie Toronto, ON	Director of GrowthWorks Canadian Fund	Corporate Director and President Four Line Corp. since 1990 (financial advisory services firm)	Canadian
E.M. Jane Davis Toronto, ON	Director of GrowthWorks Canadian Fund	Corporate Director	Canadian
Michel A. Grenier Pontiac, QC	Director of GrowthWorks Canadian Fund
International Vice-President and Director of Canadian Affairs (retired), United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada (labour union)
Canadian
John C. Hardy Toronto, ON	Director of GrowthWorks Canadian Fund	President, Rockslane Inc. (private investments)	Canadian
Nancy C. Hopkins Q.C., (Hon) C.A., Saskatoon, SK	Director of GrowthWorks Canadian Fund	Partner, McDougall Gauley LLP (law firm)	Canadian
David Jennings N. Vancouver, BC	Corporate Secretary of GrowthWorks Canadian Fund	Senior Member, Irwin, White & Jennings (law firm)	Canadian
David Levi Vancouver, BC	President, Chief Executive Officer and Director of GrowthWorks Canadian Fund	President, Chief Executive Officer and Director, Matrix and GrowthWorks	Canadian
Joseph Maloney Markham, ON	Director of GrowthWorks Canadian Fund	International Vice-President for Western Canada, International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers (labour union)	Canadian

CUSIP No. 02318X100	13D	Page 16 of 16 Pages

Name & Place of Residence	Office	Principal Occupation	Citizenship
Clint Matthews Coquitlam, BC	Chief Financial Officer of GrowthWorks Canadian Fund	Chief Financial Officer, Matrix and Chief Financial Officer and Vice-President, Finance of GrowthWorks Capital Ltd.	Canadian
Edward W. Power Mississauga, ON	Director of GrowthWorks Canadian Fund
International Vice-President for Eastern Canada, International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers (labour union) and Chairman of the Executive Council, Canadian Federation of Labour
Canadian
C. Ian Ross Blue Mountains, ON	Chairman of the Board and Director of GrowthWorks Canadian Fund	Corporate Director and Chairman of the Board of the Fund and GrowthWorks Commercialization Fund	Canadian